December 11, 2024

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Lynn Dicker and Eric Atallah

Re:	Cue Biopharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-38327

Ladies and Gentlemen:

Cue Biopharma, Inc. (the “Company” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated December 5, 2024 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2023. For convenience, the heading and text of the Staff’s numbered comment from the Comment Letter is set forth below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 99

1.

We note from the disclosures on page 5 that you have two oncology drug product candidates, CUE-101 and CUE-102. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Response: We respectfully acknowledge the Staff’s comments. We will include such information in our future filings.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 949-2680. Thank you for your assistance.

Very truly yours,

/s/ Daniel R. Passeri
Daniel R. Passeri
Chief Executive Officer

___________________

cc:	Kerri-Ann Millar, Chief Financial Officer, Cue Biopharma, Inc.

Cynthia Mazareas, Wilmer Cutler Pickering Hale and Dorr LLP